Exhibit 99.1

All Employee Q&A

All Employee Q&A

Day 1

For additional information not addressed in this document, we encourage you to speak with your manager, a member of the transition team led by Kat Lange, your HR partner and any member of the management team.

We will share additional information as it becomes available.

Deal Overview

•	What did Avidity announce?

•	Avidity has entered into a definitive merger agreement with Novartis, under which Novartis will acquire Avidity.

•	This acquisition will follow the separation of Avidity’s early-stage precision cardiology programs and collaborations into SpinCo, which is expected to be a publicly traded company.

•

Pursuant to the terms of the merger agreement, holders of Avidity common stock will receive USD 72.00 per share in cash at closing, representing a premium of approximately 46% over Avidity’s closing share price on October 24, 2025 of USD 49.15 and approximately 62% over Avidity’s October 24 closing 30-day volume weighted average price of USD 44.42.

•	The transaction values Avidity at approximately USD 12.0 billion on a fully diluted basis.

•	Avidity stockholders will also receive consideration for the separation of the SpinCo business.

•	Novartis will acquire Avidity’s programs and pipeline in neuroscience and gain access to its differentiated RNA-targeting delivery platform.

•	The agreement encompasses three late-stage clinical development programs: del-zota for the treatment of DMD, del-desiran for the treatment of DM1 and del-brax for the treatment of FSHD.

•	What does this mean for me / my team that has been working on del-zota / del-desiran / del-brax, and precision cardiology?

•	It’s important to remember that today is just the first step in the process – there are many details still to be worked out.

•	Until the transactions close, which we expect in the first half of 2026, we will be working closely with Novartis to ensure that our registrational studies continue to run smoothly.

•	Novartis shares our commitment to reaching as many patients as quickly as possible on a global scale.

•	We believe the changes to our submission timelines will enable a more robust data package when we submit to the FDA for approval.

•	Our mutual goal is to reach patients who are most in need.

•	We will be counting on all of our teams to help us support a seamless transition of these programs.

•	Until closing, Novartis and Avidity remain separate and independent companies.

•

Will there be any changes to my job? Can I continue to work remotely or ask to relocate? Will there be any changes in our current org structure? Will I be offered a job with Novartis? If so, can I elect to opt out of employment with Novartis?

•	As we move ahead, we will assemble an integration planning team comprised of leaders from both Avidity and Novartis.

•	We just announced the transaction, so we will begin planning for the integration process soon and will communicate more information as we have it.

•	Between now and close, we are continuing to operate as a separate and independent company and it remains business as usual for all of us at Avidity.

•	When do you expect the deal to close?

•

The companies expect the transactions to close in the first half of 2026, subject to the completion of the separation of SpinCo and other customary closing conditions, including the receipt of regulatory approvals and the approval of Avidity’s stockholders.

•	Why is Avidity being acquired? Why can’t we remain independent?

•	This transaction follows careful deliberation by Avidity’s Board and leadership team.

•

We are confident that this transaction with Novartis and the separation of SpinCo is the best path forward to maximize value for our investors and support the global expansion of our neuroscience pipeline.

•	As one of the world’s leading global healthcare companies, Novartis is well-positioned to continue advancing del-zota, del-desiran and del-brax to commercialization.

•	At the same time, with the expected separation of SpinCo, we will also have the opportunity to continue building on our groundbreaking AOC platform with the potential to address high unmet need in cardiovascular diseases.
•	The depth of Novartis’ expertise, resources and its infrastructure will help ensure that these products reach patients globally most in need as quickly and safely as possible.

•	Why is only part of Avidity being acquired, leaving a separate SpinCo focused on cardiology?

•	This structure is not uncommon for companies like Avidity that have both promising late-stage assets and an early-stage pipeline of exciting potential indications.

•

During the course of negotiations, the parties agreed to spin off Avidity’s early-stage precision cardiology programs and related pre-existing collaborations with third parties, prior to closing. This provides SpinCo the opportunity to continue the development of Avidity’s proprietary platform for applications in the cardiology field, and provides Avidity’s stockholders with value in the spun-off company.

•	The parties agreed to a deal structure in which Avidity stockholders will either receive shares in SpinCo or they will receive consideration in case of a sale of SpinCo, or certain of its assets.

•	We are energized by the opportunity ahead to continue building on our groundbreaking AOC platform with the potential to address high unmet need in cardiovascular diseases.

•	What is a right of first negotiation (ROFN)?

•	A ROFN is a common provision in many types of commercial agreements.

•

In this case, the transfer of assets to SpinCo includes certain Avidity assets that trigger a right of first negotiation with an existing collaboration partner of Avidity that was notified concurrently with this announcement.

•	Discussions, if any, with the existing collaboration partner will occur confidentially.

•	What are the next steps following signing?

•

Following signing the transaction agreement with Novartis, there are a number of milestones to complete prior to closing of the merger, including the completion of the separation of SpinCo, stockholder and regulatory approval and other closing conditions.

•	The companies expect the transactions to close in the first half of 2026.

•	What happens to our management team that is not named as a part of SpinCo?

•

It’s important to remember that today is just the first step in the process – there are additional details to be determined as we develop our plans to integrate Avidity into Novartis following closing.

•

SpinCo will be led by Kathleen Gallagher, currently Avidity’s chief program officer, as chief executive officer. Sarah Boyce, currently chief executive officer of Avidity, will serve as chair of the board.

•	Until the transactions close, we have important work to do to ensure that our registrational studies continue to run smoothly and support a seamless transition of these programs to Novartis.

•	We will provide additional updates as we have news to share throughout this process.

•	What happens to SpinCo if the existing collaboration partner decides to exercise its ROFN?

•	Discussions, if any, with the existing collaboration partner will occur confidentially.

•	What do I tell people outside Avidity who ask me about the deal?

•	Only publicly available information can be shared. The announcement is available on the Avidity corporate website.

•	You can emphasize that this is only the first step in the process.

•	Until the transactions close, which we expect to occur in the first half of 2026, Avidity will continue to operate as a separate and independent company.

•	We will continue to keep our stakeholders informed as we have updates to share.

•	Please refer any questions you may receive regarding the proposed transaction to Corporate Communications and Investor Relations.

•	What resources and communications are available to me through this interim period until close?

•	All employees are encouraged to speak with their manager, the transition team led by Kat Lange, HRBP or any member of the management team if they have any questions.

•

We also have resources available through our employee assistance program and Modern Health for people who may want some additional support to navigate this transition. For information about accessing our various benefits please visit Basecamp.

•	Why are there changes in submission timelines?

•	Novartis shares our commitment to reaching as many patients as quickly as possible on a global scale.

•	We believe the changes to our submission timelines will enable a more robust data package when we submit to the FDA for approval.

•	Our mutual goal is to reach patients who are most in need.

Integration and Impact

•	Who will be providing more information and when can we expect it? What should I expect for the integration?

•	As we move ahead, we will assemble an integration planning team comprised of leaders from both Avidity and Novartis.

•	We just announced the transaction, so we will begin planning for the integration process soon and will communicate more information as we have it.

•	Until the transactions close, no actual integration can occur as we must continue to operate as two separate, independent companies.

•	Please also remember that your confidentiality obligations to Avidity remain in place.

Employment Status

•	When will I find out if I am a part of SpinCo?

•	Those who will transition to a role within SpinCo will be notified under a separate process.

•	Will there be layoffs? When would we know?

•	Novartis values the work our team has accomplished and recognizes the talent and expertise that have brought us to this important milestone.

•	It is important to remember, however, that today is just the first step in the process, and there are many details still to be worked out.

•	Until the transactions close, which we expect in the first half of 2026, Avidity will continue to operate as a separate and independent company.

•	We are committed to transparency and will share more information as quickly as we can. The post-closing organizational structure will be reviewed as part of the integration planning process.

•	What about future employees who have accepted an offer but haven’t yet started?

•

Avidity remains focused on executing its business priorities and recognizes the need to support its corporate objectives, which includes hiring in line with Avidity’s plan to support these objectives. Outstanding offers of employment remain in place with our new colleagues expected to start as planned.

•	Who should I talk to about my work during the transition period – priorities, integration plans, travel, etc.?

•	We encourage you to speak with your manager, the transition team led by Kat Lange, HRBP or any member of the management team if you have any questions.

•	It’s important to remember that today is just the first step in the process – there are many details still to be worked out.

•	Until the transactions close, which we expect in the first half of 2026, Avidity remains focused on our research to tackle unmet needs and better serve patients and their families.

•	Are there any special guidelines I need to keep in mind for my work during this transition period?

•	Between now and close, we are continuing to operate as a separate and independent company and it remains business as usual for all of us at Avidity.

•	Certain actions will now require Novartis’ legal consent or coordination. We will be sharing further guidance over the coming days.

Benefits

•	Will my benefits change?

•	There is no change to benefits for 2025.

•	We are currently in the process of finalizing our 2026 benefits offerings and will communicate any changes in accordance with our customary practice.

•	We will be working closely with the Novartis team on planning for how best to integrate our companies following closing.

•	SpinCo will also be planning for its independent operations after the expected separation.

•	Will Avidity’s vacation policy/holiday calendar change?

•

Until the transactions close, there will be no changes to the vacation, medical and family leave, or holiday calendar. As we progress through integration planning, decisions may be made about how vacation/holiday time off will be addressed following closing.

•	What happens to my 401(k) plan and my contributions at close?

•

You may continue to contribute to your 401(k) account, and you will not lose your 401(k) balance in connection with the deal. You will receive additional information regarding the 401(k) plan in the months ahead.

Performance Management Process

•	What will be expected for 2025 year-end performance management?

•	Avidity year-end performance management process is underway and will continue as planned. Additional information will be provided through the normal course of business.

Annual Compensation

•	How will we manage our annual compensation review process for 2025?

•	The Avidity annual compensation process is underway and will continue as planned. Additional information will be provided through the normal course of business.

Equity Compensation

•	What happens to my Avidity shares?

•	Avidity stockholders will receive $72.00 of cash per share plus the per share consideration for the separation of Avidity’s early-stage precision cardiology programs and collaborations, SpinCo.

•

That consideration will take the form of one share of SpinCo for every ten shares of Avidity they currently hold, and/or a pro rata cash distribution of the proceeds received by Avidity prior to the closing if certain SpinCo assets are, or SpinCo itself is, sold to a third party.

•	What happens to the current Avidity ESPP?

•	There will be no new participants in the ESPP. If you are already participating in the ESPP, you will be unable to increase your payroll elections or deductions going forward.

•	The current purchase period remains active and the planned purchase date will be accelerated to no later than November 18, 2025.

•	There will be no new purchase period following the termination of the current purchase period.

•	What happens to my RSUs at close?

•

RSUs (including PSs) granted prior to today will become fully vested and paid out at closing at a price per share subject to the award equal to $72.00, plus the per share consideration for the separation of Avidity’s early-stage precision cardiology programs and collaborations, SpinCo.

•

That consideration will take the form of one share of SpinCo for every ten shares of Avidity subject to their stock awards, and/or a pro rata cash distribution of the proceeds received by Avidity prior to the closing if certain SpinCo assets are, or SpinCo itself is, sold to a third party.

•	What happens to my stock options at close?

•

Options with an exercise price less than $72.00 (whether or not vested) will become fully vested and paid out at closing at a price per share equal to $72.00 less than the exercise price of such option plus the per share consideration for the separation of Avidity’s early-stage precision cardiology programs and collaborations, SpinCo.

•

That consideration will take the form of one share of SpinCo for every ten shares of Avidity subject to their options, and/or a pro rata cash distribution of the proceeds received by Avidity prior to the closing if certain SpinCo assets are, or SpinCo itself is, sold to a third party.

•	Can I sell my shares that I hold prior to the transaction closing? Who should I contact with stock questions?

•	Selling your shares is a personal decision and you should consult with your own tax and financial advisors.

•	Since we continue to operate as a public company until close, all trading windows and blackout periods still apply. Please consult with the legal team if you have any questions.

•

Assuming the Company is no longer in a blackout period, you may sell your shares in the public market consistent with our normal practices, including requesting approval for a sale, unless you are subject to trade restrictions for having any material non-public information.

•	For all questions related to Avidity stock sales, please contact Adam Grajewski.

•	Can I exercise my vested Avidity options before closing? Who should I contact with option exercise questions?

•	Exercising your options is a personal decision and you should consult with your own tax and financial advisors.

•	Since we continue to operate as a public company until close, all trading windows and blackout periods still apply. Please consult with the legal team if you have any questions.

•

Assuming the Company is no longer in a blackout period, you may sell your shares in the public market consistent with our normal practices, including requesting approval for a sale, unless you are subject to trade restrictions for having any material non-public information.

•	For all questions related to Avidity stock sales, please contact Adam Grajewski.

Continuing Business Operations

•	Will we still set 2026 corporate and individual goals?

•	We will follow our planned 2026 goal-setting process. Functions will set goals that support our continued commitment to patients and critical priorities.

•	In some cases, functions may define goals that directly support the transition and integration planning process.

•	Will Avidity be able to hire new employees during the pendency of the transactions?

•	Avidity remains focused on executing its business priorities and recognizes the need to support its corporate objectives.

•	If you have any questions about hiring, please contact Adam Grajewski or Teresa McCarthy.

•	How does this impact the budget process?

•	Between now and close, we are continuing to operate as a separate and independent company, and our budget process will continue.

•	We will communicate any changes as appropriate.

•	Can I talk to my KOLs/accounts/suppliers/patient advocacy groups/vendors/partners? Do they know? What should I tell external stakeholders (e.g., consultants)?

•	We are communicating news of this agreement to key external stakeholders today and in the weeks ahead to ensure they understand the rationale for the transaction and to answer any questions they have.

•

In addition, please feel free to provide publicly released information to your customers to the extent relevant to your interactions with them, but be clear that the transactions have not closed and for now Avidity remains a separate and independent company. Please don’t speculate or communicate anything beyond that information.

•	Until the transactions close, we will operate as two separate, independent companies. This includes continuing to manage these existing relationships as part of our ordinary course of business.

•	You can find the emails sent to vendors and suppliers, KOLS, PAGs here on Basecamp.

•	Can I talk to my counterpart at Novartis?

•

As we move ahead, we will assemble an integration planning team composed of leaders from both Avidity and Novartis. We just announced the transaction, so we will begin planning for the integration process soon and will communicate more information as we have it.

•	You should not reach out to your counterpart at Novartis.

•	If you are contacted by someone from Novartis, please inform Kat Lange.

•	Until the transactions close, we will continue to operate as two separate, independent companies.

•	What if I am approached by the media or investors?

•

Only approved spokespeople may respond to questions from the investment community, media or patient community. Should you receive an inquiry from one of these groups, please send it directly to Investor Relations (Kat Lange) or Corporate Affairs (Kristina Coppola and Erika Escartin) without responding.

•	Can I post/comment/engage on social media about the deal?

•	You must not make any posts or comments about the transactions on social media.

•	You are permitted to only (1) like and (2) share content posted on the official Avidity social media channels.

•	If you choose to share any of these posts, you must not include any additional commentary.

•	You must not like, share or comment on any comments on Avidity’s posts or your shared posts.

•	Any posts, likes or comments made outside of these guidelines are prohibited activities under Avidity’s social media policy.

Additional information and Where to Find It

In connection with the spin-off and the merger (the “Transactions”), Novartis, Avidity and SpinCo intend to file relevant documents with the Securities and Exchange Commission (the “SEC”), including a preliminary and definitive proxy statement to be filed by Avidity. The definitive proxy statement and proxy card will be delivered to the stockholders of Avidity in advance of the special meeting relating to the Transactions. This document is not a substitute for the proxy statement or any other document that may be filed by Avidity with the SEC. AVIDITY’S STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF NOVARTIS AND AVIDITY WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES TO THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain a free copy of the proxy statement and such other documents containing important information about Novartis and Avidity, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Novartis and Avidity make available free of charge at the Novartis website at www.novartis.com/investors/financial-data/sec-filings and Avidity’s website at investors.aviditybiosciences.com/sec-filings, respectively, copies of documents they file with, or furnish to, the SEC. The contents of the websites referenced above will not be deemed to be incorporated by reference into the proxy statement.

Participants in the Solicitation

This communication does not constitute a solicitation of a proxy. Novartis, Avidity and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Avidity in connection with the Transactions. Information regarding the special interests of these directors and executive officers in the Transactions will be included in the definitive proxy statement referred to above. Security holders may also obtain information regarding the names, affiliations and interests of the Novartis directors and executive officers in the Novartis Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on January 31, 2025. Security holders may obtain information regarding the names, affiliations and interests of Avidity’s directors and executive officers in Avidity’s definitive proxy statement on Schedule 14A, which was filed with the SEC on April 29, 2025. To the extent the holdings of Avidity’s securities by Avidity’s directors and executive officers have changed since the amounts set forth in Avidity’s definitive proxy statement for its 2025 annual meeting of stockholders, such changes have been reflected in the following Statements of Change in Ownership on Form 4 filed with the SEC: by Eric Mosbrooker, dated October 7, 2025, September 5, 2025 and August 8, 2025; by Steven Hughes, dated October 24, 2025, September 23, 2025, September 17, 2025, August 22, 2025, August 15, 2025 and August 8, 2025; by Teresa McCarthy, dated October 15, 2025, September 17, 2025 and August 15, 2025; by Michael Flanagan, dated September 12, 2025 and June 12, 2025; by Troy Wilson, dated September 9, 2025, August 8, 2025 and June 12, 2025; by Sarah Boyce, dated September 5, 2025 and August 29, 2025; by Kathleen Gallagher, dated September 2, 2025, June 18, 2025, June 4, 2025 and May 2, 2025; by Michael MacLean, dated August 15, 2025; by Arthur Levin, dated August 8, 2025 and June 12, 2025; by John Moriarty, dated August 5, 2025; by Noreen Henig, dated June 12, 2025; by Carsten Boess, dated June 12, 2025; by Edward Kaye, dated June 12, 2025; by Simona Skerjanec, dated June 12, 2025; by Tamar Thompson, dated June 12, 2025; and by Jean Kim, dated June 12, 2025. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, the Novartis website at www.novartis.com/investors/financial-data/sec-filings and Avidity’s website at investors.aviditybiosciences.com/sec-filings. The contents of the websites referenced above are not deemed to be incorporated by reference into the proxy statement.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “look forward,” “believe,” “committed,” “investigational,” “pipeline,” “launch,” or similar terms, or by express or implied discussions regarding the proposed acquisition of Avidity and Avidity’s related spin-off, the expected timetable for completing each of the proposed Transactions, the composition of the assets and liabilities to be held by SpinCo and Avidity following the spin-off, the management team for SpinCo and its cash balance, potential marketing approvals, new indications or labeling for Avidity’s product candidates, Avidity’s platform and preclinical assets, or potential future revenues from Avidity’s product candidates. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that Avidity’s investigational products will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time, or that Avidity’s approach to the discovery and development of product candidates based on its AOC™ platform will produce any products of commercial value. There can be no guarantee that the conditions to the closing of the Transactions will be satisfied on the expected timetable or at all or that the expected benefits or synergies from the Transactions will be achieved in the expected timeframe, or at all. In particular, expectations regarding Avidity, SpinCo, or the Transactions could be affected by, among other things, the timing of the satisfaction of customary closing conditions, including the receipt of regulatory approvals and the approval of Avidity’s stockholders, on acceptable terms or at all; risks and costs related to the implementation of the separation of SpinCo, including the ability to complete the separation in the anticipated timeframe, or at all, and any changes to the configuration of the businesses included in the separation if implemented; the sale of certain of SpinCo’s assets pursuant to a third party right of first negotiation; the risk that competing offers or acquisition proposals will be made; the effects of disruption from the Transactions and the impact of the announcement and pendency of the Transactions on Novartis’ and/or Avidity’s businesses, including their relationships with employees, business partners or governmental entities; the risk that the Transactions may be more expensive to complete than anticipated; the risk that stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; a diversion of management’s attention from ongoing business operations and opportunities as a result of the Transactions or otherwise; the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; and the risks and factors referred to in Novartis AG’s most recent Annual Report on Form 20-F for the year ended December 31, 2024, Avidity’s Annual Report on Form 10-K for the year ended December 31, 2024 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025, and any subsequent filings made by either party with the SEC, available on the SEC’s website at www.sec.gov, Avidity is providing the information in this communication as of this date and does not undertake any obligation to update any forward-looking statements contained in this communication as a result of new information, future events or otherwise, except to the extent required by law.